20th Floor, Hong Kong Club Building,
3A Chater Road, Central.
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated in Bermuda with limited liability)

Our Ref: GSD/TCHL/4255
11th December 2003
BY AIRMAIL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4), 450 Fifth Street
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Tai Cheung Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd June 1993.

This information is being furnished with the understanding that such information and document will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y. H. Tam
Secretary

dlw 1/8

Encl.

File No. 82-3528

Annex A to Letter to the SEC
dated 11th December 2003
of Tai Cheung Holdings Limited

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 23, 1993 :

Description of Document

Title : Preliminary Announcement
in respect of the 2003-2004 Interim Results

Date : 11th December 2003

Entity requiring item : Hong Kong Stock Exchange
(pursuant to listing agreement
between Exchange and Company)

Tai Cheung Holdings Limited

(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

INTERIM REPORT OF 2003-2004

I am pleased to report the unaudited results of the Group for the six months ended 30th September 2003.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended 30th September 2003

	Note	(Unaudited) Six Months Ended 30/9/2003 HK$ Million	30/9/2002 (As restated) HK$ Million
Turnover	2	54.7	92.6
Cost of property sales		(3.8)	(40.6)
Property expenses		(16.3)	(15.2)
Gross profit		34.6	36.8
Administrative expenses		(17.3)	(19.7)
Provision for investment securities		(3.9)	(6.2)
Operating profit	3	13.4	10.9
Finance costs		(1.4)	(2.8)
Share of profits of associated companies		8.3	32.1
Profit before taxation		20.3	40.2
Taxation	4	(2.8)	(6.2)
Profit attributable to shareholders		17.5	34.0
Dividends			
Interim, proposed, of HK 2 cents (2002: HK 2 cents) per ordinary share		12.4	12.4
Earnings per share	5	2.8¢	5.5¢

Notes:

1. **BASIS OF PREPARATION AND ACCOUNTING POLICIES**

These unaudited consolidated condensed interim accounts are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25, "Interim Financial Reporting", issued by the Hong Kong Society of Accountants and Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The condensed accounts should be read in conjunction with the 2003 annual accounts.

The accounting policies and methods of computation used in the preparation of these condensed interim accounts are consistent with those used in the annual accounts for the year ended 31st March 2003 except that the Group has adopted SSAP 12 (revised) "Income Taxes" which became effective for the current accounting period. The principal effect of the implementation of SSAP 12 (revised) is in relation to deferred taxation.

In accordance with SSAP 12 (revised), deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

In prior year, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of SSAP 12 (revised) represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

Opening retained earnings at 1st April 2002 and 2003 have been increased by HK$7.4 million and HK$10.8 million respectively, which represent the unprovided deferred tax assets. This change has resulted in an increase in deferred tax assets at 31st March 2003 by HK$10.8 million. The profit for the six months ended 30th September 2002 have been reduced by HK$0.2 million.

2. **TURNOVER, REVENUES AND SEGMENT INFORMATION**

The Group is principally engaged in property investment and development, investment holding and property management.

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the nature of the operation of the Group.

(a) *Primary reporting format – business segments*

Six Months Ended 30/9/2003

	Property development HK$ Million	Property leasing HK$ Million	Property management HK$ Million	Hotel operation HK$ Million	Investment holding HK$ Million	Group HK$ Million
Turnover	4.1	47.1	3.4	–	0.1	54.7
Segment results before provision	(25.9)	42.2	1.5	–	(0.4)	17.4
Provision for investment securities	–	–	–	–	(3.9)	(3.9)
Segment results	(25.9)	42.2	1.5	–	(4.3)	13.5
Unallocated costs						(0.1)
Operating profit						13.4
Finance costs						(1.4)
Share of profits of associated companies	–	–	–	8.3	–	8.3
Profit before taxation						20.3
Taxation						(2.8)
Profit attributable to shareholders						17.5

Six Months Ended 30/9/2002 (As restated)

	Property development HK$ Million	Property leasing HK$ Million	Property management HK$ Million	Hotel operation HK$ Million	Investment holding HK$ Million	Group HK$ Million
Turnover	43.6	45.0	3.7	–	0.3	92.6
Segment results before provision	(23.7)	39.7	1.8	–	(0.6)	17.2
Provision for investment securities	–	–	–	–	(6.2)	(6.2)
Segment results	(23.7)	39.7	1.8	–	(6.8)	11.0
Unallocated costs						(0.1)
Operating profit						10.9
Finance costs						(2.8)
Share of profits of associated companies	0.3	–	–	31.8	–	32.1
Profit before taxation						40.2
Taxation						(6.2)
Profit attributable to shareholders						34.0

(b) *Secondary reporting format – geographical segments*

	Turnover Six Months Ended 30/9/2003 HK$ Million	30/9/2002 HK$ Million	Operating results Six Months Ended 30/9/2003 HK$ Million	30/9/2002 HK$ Million
Hong Kong	54.5	66.9	16.0	12.7
United States of America	0.2	25.7	(2.6)	(1.8)
	54.7	92.6	13.4	10.9

3. **OPERATING PROFIT**

Operating profit is stated after charging the following:

	Six Months Ended 30/9/2003 HK$ Million	30/9/2002 HK$ Million
Depreciation	0.1	0.1

4. **TAXATION**

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profits for the period.

	Six Months Ended 30/9/2003 HK$ Million	30/9/2002 (As restated) HK$ Million
Company and subsidiaries:		
Hong Kong profits tax	0.6	1.2
Deferred taxation	(0.1)	0.2
Deferred taxation resulting from an increase in tax rate	(0.9)	–
	(0.4)	1.4
Associated companies:		
Hong Kong profits tax	1.6	4.8
Deferred taxation	0.1	–
Deferred taxation resulting from an increase in tax rate	1.5	–
	3.2	4.8
	2.8	6.2

5. **EARNINGS PER SHARE**

The calculation of earnings per share is based on the profit attributable to shareholders of HK$17.5 million (2002 as restated: HK$34.0 million) and ordinary shares in issue of 617,531,425 (2002: 617,531,425).

INTERIM DIVIDEND

The Directors declared an interim dividend of HK 2 cents per share, same as last year. The said interim dividend is payable on 20th February 2004.

REGISTER OF MEMBERS

The Register of Members will be closed from 5th January 2004 to 9th January 2004, both days inclusive. Shareholders should ensure that all transfers accompanied by the relevant share certificates are lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on 2nd January 2004 in order that they may receive their dividend entitlement.

MANAGEMENT DISCUSSION AND ANALYSIS

Interim Results

The Group's unaudited profit attributable to shareholders for the six months ended 30th September 2003 amounted to HK$17.5 million as compared with HK$34.0 million for the same period in 2002. The decline is mainly attributed to our hotel interests being adversely affected by the SARS crisis during the first half of the year.

Property Development

Construction work at San Clemente Technology Park II in California is in progress. Site formation and foundation works at our Chung Hum Kok luxury residential project have been completed and superstructural works have already begun. The luxury residential sector is the strongest at present in the Hong Kong property market. Your Group is expected to generate substantial profits from the Chung Hom Kok project.

Hotel

The SARS crisis during the first half of the year has adversely affected the Sheraton-Hong Kong Hotel, in which your Group has 35% interest. However, the recovery has come much sooner than expected. During the past two months, occupancy and room rates have almost returned to the pre-SARS levels.

High-Tech Investments

We have seen a recovery recently in the US high-tech sector, especially in bio-technology. Some funds that we have invested in have some of their companies preparing for IPOs in the near future.

Prospects

The Hong Kong economy is recovering from the SARS crisis, with strong help from central government's economic policies such as CEPA and individual travellers from the mainland. However, domestic consumption remains weak; it would take a long time for the Hong Kong economy to achieve a genuine sustained recovery. The strongest sector in the property market is the luxury residential, which your Group will concentrate on in the next few years.

LIQUIDITY AND FINANCIAL RESOURCES

At 30th September 2003, the Group's borrowings net of cash was HK$183.2 million as compared with HK$165.3 million at 31st March 2003. 79.1% of the Group's borrowings were payable within one year and 20.9% were payable between two to five years. All of the Group's borrowings were denominated in Hong Kong dollars.

Committed borrowing facilities available to the Group, but not drawn at 30th September 2003, amounted to HK$290.7 million. All such banking facilities bear interest at floating rates generally and are subject to periodic review. The gearing ratio was 5.9% at 30th September 2003, remained at the same level as at 31st March 2003.

Certain properties of the Group with a carrying value of HK$884.9 million (31st March 2003: HK$840.9 million) have been pledged to banks as security for facilities granted to the extent of HK$361.8 million (31st March 2003: HK$348.0 million) against which HK$162.1 million (31st March 2003: HK$171.1 million) has been utilised at the balance sheet date.

HUMAN RESOURCES

The Group, excluding associated companies, employs a total of 242 people in Hong Kong and the United States. Employees' costs, excluding directors' emoluments, amounted to HK$21.6 million for the period ended 30th September 2003. Remuneration packages are reviewed annually with other employee benefits including medical subsidies, a non-contributory provident fund scheme and a mandatory provident fund scheme.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of these unaudited interim accounts.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

During the period, the Company was in compliance with the Code of Best Practice as set out in the Listing Rules of the Stock Exchange except that the non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-Laws.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE STOCK EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

Finally, I would like to thank all staff for their loyal support and hard work.

By Order of the Board
David Pun Chan
Chairman

Hong Kong, 11th December 2003